                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SAFE HARBOR

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this document. Telecom Italia Media Spa undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this document, including, without limitation, changes in Telecom Italia Media Spa business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the relative section of Telecom Italia’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

PRESS RELEASE

ENRICO PARAZZINI ILLUSTRATES TELECOM ITALIA MEDIA’S STRATEGY OBJECTIVES FOR THE THREE-YEAR PERIOD 2004–2006 TO THE FINANCIAL COMMUNITY

+15% compound  annual growth rate in consolidated revenues

consolidated operating income positive in 2006

Telecom Italia Media SpA operating income positive in 2005

+50% average per annum increase of Tin.it’s ADSL revenues

+30% average per annum increase of Virgilio revenues

+30% compound  annual growth rate of LA7’s advertising revenues

Milan, 25 March 2004 – Enrico Parazzini, CEO of Telecom Italia Media, today presents the Group’s strategic objectives for the three-year period 2004–2006 to the financial community.

The compound annual growth rate targeted for 2004-06 for consolidated revenues exceeds 15% and  all operating results confirm the positive trend recorded in full year 2003. Specifically, in 2006 GOP/revenues ratio for the Telecom Italia Media Group is expected to exceed 15% and consolidated operating income will become positive. However, as early as 2005, consolidated operating income before goodwill is expected to be near to break-even and operating income of the Parent Company, Telecom Italia Media SpA, is forecast as positive.

Telecom Italia Media total investments for the three-year period 2004-2006 will amount to 215 million euros, approximately 30% of which will be allocated to LA7 with around 7% going to MTV for technical investments and acquisitions of rights. Investments planned for terrestrial digital TV in the three-year period 2004-2006 amount to approximately 26% of total investments, while those for the Internet business area will be around 31% of the total, with approximately 6% allocated to Office Products and other investments.

Internet

In the three-year period 2004-2006, Tin.it’s revenues are expected to increase at an average annual rate of 17%. In particular, Tin.it’s revenues from ADSL services will increase at an average yearly rate of 50%. To reach these goals, in the next few years, Tin.it’s activities will focus on the development of broadband though the acquisition of new customers and gradually fostering the migration of dial-up customers. As regards Virgilio, growth in revenues is forecast at an average annual rate of 30%. This objective will be achieved through the consolidation of leadership positions of the portal and search engine on the Italian market, driving the sale of online advertising space and developing the offer of web services.

Television

In the three-year period 2004-2006, a growth in gross annual average advertising revenues of more than 30% and positive gross operating profits are forecast for LA7; audience share is also expected to stabilize at 3% by 2006. The activities of LA7 will be directed towards a review of the editorial plan, enrichment of the program schedule and the recovery of efficiency. The growth of MTV will continue throughout the three-year period both in terms of advertising revenues and profitability. MTV will focus on strengthening its trademark, diversifying the advertising sales channels and broadcasting on new platforms (satellite, terrestrial digital, the Internet). MTV aims at strengthening its leadership in the youth audience bracket, where it already enjoys a leadership position from an audience and turnover standpoint.

Lastly, the investments aimed at developing of digital terrestrial tv will continue leading to an upgrade of network infrastructures and enriching the traditional TV offering with interactive content. Moreover, the internal organization entrusted with the setting up of the new digital network carrier has been created.

Office Products

In the three-year period 2004-2006 a Buffetti’s compound annual growth rate is forecast at around 9%. In order to reach this objective, Buffetti’s efforts will be concentrated on the reorganisation of the commercial network, the rationalisation of products and services and a broader offering.

News

Thanks to its exclusive contract with Associated Press, its production and broadcasting of 700 news bulletins per day, 24 hours per day, all year round and the offering of innovative services on multi-media platforms, the multimedia press agency APCom is an asset with great competitive potential and development prospects.

The presentation will be available on the website:

www.telecomitalia.it/investor_relation

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Investor Relations

+39.06.5144.8424

www.telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 25th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager